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VIA EDGAR TRANSMISSION
AND BY ELECTRONIC MAIL

Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Transocean Ltd.
Definitive Additional Materials
Filed April 11, 2013
File No. 0-53533

Dear Ms. Kim:

We are writing on behalf of our client, Transocean Ltd. (“Transocean” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 15, 2013 (the “Comment Letter”) relating to the above-referenced definitive additional materials (the “Additional Materials”). Set forth below are Transocean’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Transocean.

Concurrently with this letter, Transocean is filing an amended version of the Additional Materials (the “Amended Additional Materials”). The Amended Additional Materials reflect revisions made to the Additional Materials in response to the comments of the Staff. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Additional Materials.

For your convenience, we are emailing to your attention copies of the Amended Additional Materials, including a copy marked to show the changes from the Additional Materials.

1.                                      We note that the soliciting materials refer to entire articles and excerpts from print, online and broadcast media. Please revise to ensure that all such materials comply with Rule 14a-9. If you cannot provide a reasonable basis for the statements contained in the excerpts or articles, then revise to delete the references. For example, please provide support for and revise the following referenced statements regarding the company’s performance, financial condition, operating results, and future plans:

•                                          “We view the (Icahn dividend) proposal . . . as it would likely exhaust all available FCF for RIG going forward and lock RIG into a ~$1.4 bn annual call on cash;”

Response:  The Company has deleted this statement in response to the Staff’s comment.

•                                          “...importantly, operational efficiency improved from 89.6% at the beginning of 2012 to 94.7% by year-end;”

Response:  The Company believes that this statement is supportable because it is factual and consistent with information provided in the Company’s periodic disclosure. Revenue efficiency, described here by the analyst as operating efficiency, as referenced in the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on March 1, 2013 (the “2012 Form 10-K”), is one of the Company’s key indicators of performance. Revenue efficiency is defined as actual contract drilling revenues for the measurement period divided by the maximum revenue calculated for the measurement period, expressed as a percentage. Maximum revenue is defined as the greatest amount of contract drilling revenues the drilling unit could earn for the measurement period, excluding amounts related to incentive provisions. Revenue efficiency shows how much of the maximum possible contractual dayrate the Company actually earns. Revenue efficiency is adversely affected by operational events such as mechanical downtime, human errors and weather or other adverse conditions. As such, it is often referred to as “operational efficiency.”

On page 37 of the 2012 Form 10-K, the Company reported total fleet average revenue efficiency for the three months ended December 31, 2012 as 95%. Also the total fleet average revenue efficiency reported for the three months ended March 31, 2012 was 89.6%, as is disclosed on the Company-sponsored website, www.transoceanvalue.com, under the link “Value and Success—Improving Performance” and on the Company’s website, www.deepwater.com, under the link “Investor Relations—Quarterly Toolkit.”

•                                          “While an MLP equity carve out may be investigated, we place a low probability on its creation due to the lack of tax efficiency improvement, the realization that payout is driving the multiple difference across the group, questionable appropriateness of MLPs within contract drilling, and potential conflicts of interest with the parent;”

Response:  The Company has deleted this statement in response to the Staff’s comment.

•                                          “Transocean Ltd. would pay about $300 million in added interest expense over the coming five years under a plan by investor Carl Icahn...;” and

Response:  The Company has deleted this statement in response to the Staff’s comment.

•                                          “The Vernier, Switzerland-based company could pay as much as $5.8 billion in cash and stock for a takeover without jeopardizing its credit rating.”

Response:  The Company has deleted this statement in response to the Staff’s comment.

2.                                      Please revise to further describe the board’s plan to maintain “high-return investment in the business.”

Response:  The Company believes that it has already provided the information requested by the Staff to describe the Board’s plan to maintain high return investment in the business. This information is described in detail in the Additional Materials and other disclosure filed with the Commission. For example, under the heading “A HISTORY OF VALUE AND SUCCESS: Optimizing the Fleet” in the Additional Materials, the Company describes in detail the efforts it has undertaken to maintain high-return investment in the business. Such efforts include divesting 38 shallow water drilling rigs in the fourth quarter of 2012 and completing numerous single-asset sales of non-core floaters and jackups over the past several years. Also, in late 2012, Transocean announced it would build four industry-leading, state-of-the-art, high specification, ultra-deepwater drillships for Shell and that three newbuild high-specification jackups are to be delivered in 2013. Also, under the heading “A HISTORY OF VALUE AND SUCCESS: Consistent Capital Allocation” in the Additional Materials, the Company notes that one of its priorities for capital deployment is profitability reinvesting in the business by increasing exposure to high specification assets. Similar disclosure in the Additional Materials is also made under the headings “OUR STORY: Our Capital Allocation Policy” and “VISION FOR THE FUTURE: Funding the Future.” In addition, similar disclosure is made in the Company’s definitive proxy statement filed with the Commission on April 2, 2013 under the heading “Executive Summary—2012 Business Overview.” Finally, similar disclosure is made in the soliciting materials filed with Commission on March 18, 2013 under the heading “TRANSOCEAN’S RECENT SUCCESSES AND THE PATH FORWARD.” Given that this disclosure has been broadly disseminated in other soliciting materials, the Company does not believe that it should be required to reiterate how the Board plans to maintain high return investment in the business in the lead-in to its website.

3.                                      We note the following statement, which appears to impugn the character, integrity or personal reputation of the Icahn Group: “The company is firmly on the offensive as it battles Icahn and his chicanery.” Please disclose the factual foundation for such an assertion or delete the statement in future solicitations. In this regard, please note that characterizing a statement as one’s opinion does not eliminate the need to provide a proper foundation for the statement and that the factual foundation for such an assertion must be reasonable. Refer to Note (b) to Rule 14a-9.

Response:  The Company has deleted this statement in response to the Staff’s comment.

4.                                      We note the following projected valuations:

•                                          “However, given the attractive opportunities available for newbuild rigs today, which should generate returns in the high-teens...;”

Response:  The Company has deleted this statement in response to the Staff’s comment.

•                                          “This was highlighted by a potential newbuild drillship (2015) transaction backed by a contract~$0.25 annually to EPS;”

Response:  The Company has deleted this statement in response to the Staff’s comment.

•                                          “These rigs are expected to return approximately 140% simple payback over the initial contract period and generate returns well in excess of our cost of capital over the 35 year life of the assets;”

Response:  The Company believes that this statement is supportable based on internal analyses prepared by the Company in connection with the assessment of these investment opportunities. The Company defines “simple payback” as the net cash flow for the rigs over the initial contract period ($4.2 billion) divided by the initial investment ($3 billion), expressed as a percentage (140%). In addition, the expected net cash flow over the remaining life of the assets, together with the expected net cash flow over the initial contract period, are expected to yield a rate of return in excess of the Company’s cost of capital of 9-10%.

•                                          “We think this will bring Transocean’s operating margin closer in-line with peers (we currently estimate 2014 margins of 32% Vs the group average of 38%). We estimate every 100bps of operational margin improvement will add $0.20-$0.25 to EPS annually;”

Response:  The Company has deleted this statement in response to the Staff’s comment.

•                                          “His proposed payout would amount to 45 percent of 2013 operating cash flow, according to Argus Research, and about 85 percent of forecast net earnings. Even a minor mishap could force the company to cut the dividend...;”

Response:  The Company has deleted this statement in response to the Staff’s comment.

•                                          “Transocean shares are changing hands at 11.4 times estimated 2013 earnings of $4.65 per share, and only 8.8 times estimated earnings of $5.94 in 2014.”

Response:  The Company has deleted this statement in response to the Staff’s comment.

•                                          “Transocean...is projected to increase revenue more slowly through 2016 than 87 percent of similar-sized peers;” and

Response:  The Company has deleted this statement in response to the Staff’s comment.

•                                          “An acquisition of Houston-based driller Rowan Cos. (RDC) would boost Transocean’s per-share earnings by as much as 17 percent in 2016.”

Response:  The Company has deleted this statement in response to the Staff’s comment.

Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980).

Response:  Please see the Company’s response for each statement noted by the Staff above. In addition, the Company acknowledges the Staff’s comment and intends that any future implied or express valuations would be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.

5.                                      We note the following statements about potential future market values:

•                                          “Price Target: USD 71.00; Potential Upside/Downside: +37%;” and

Response:  The Company has deleted this statement in response to the Staff’s comment.

•                                          “[t]he average analyst price target calls for Transocean to reach $61, more than 14% above current levels.”

Response:  The Company has deleted this statement in response to the Staff’s comment.

Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833.

Response:  Please see the Company’s response for each statement noted by the Staff above. In addition, the Company acknowledges the Staff’s comment and intends that any future implied or express valuations would be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.

***

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-3542, or Richard J. Grossman at (212) 735-2116 or Neil P. Stronski at (212) 735-2839.

Very truly yours,

/s/ Stephen F. Arcano

Stephen F. Arcano

Enclosure

cc:                                Allen Katz, Esq.
Richard J. Grossman, Esq.
Neil P. Stronski, Esq.